JDS1, LLC

2200 Fletcher Avenue, Suite 501

Fort Lee, NJ 07024

February 12, 2016

Board of Directors

Concurrent Computer Corporation

4375 River Green Parkway, Suite 100

Duluth, GA 30096

Attn: Mr. Steve G. Nussrallah

Chairman of the Board

Members of the Board of Directors (the “Board”):

I am the beneficial owner of approximately 9.3% of the outstanding shares of common stock of Concurrent Computer Corporation (the “Company”).

I am writing to express my disappointment with the Company’s performance and my belief that the Company’s poor operational and financial results, and inability to generate profits, are the consequence of mismanagement. Among other things, it appears that the value of the Company’s assets significantly exceeds the current stock price. I believe that the Company should explore immediately alternatives to maximize stockholder value, including, without limitation, retaining advisors to pursue sales of the Company’s assets. I implore the Board to immediately and diligently pursue such corrective measures consistent with its fiduciary duties to the Company’s stockholders.

I will continue to scrutinize the actions of the Board and Company management. If the Board fails to take actions necessary to maximize value for its stockholders, I will explore all options, including, among other things, seeking representation on the Board.

Further, I hereby request a meeting with the Board and management of the Company to discuss the foregoing. Please contact me to arrange a meeting at the Board’s earliest convenience. I look forward to hearing from you.

Sincerely,

/s/ Julian Singer

Julian Singer

cc:	Derek Elder
Dilip Singh
Charles Blackmon
Larry Enterline
C. Shelton James
Robert M. Pons